Exhibit 1

FOR IMMEDIATE RELEASE	27 January 2011

WPP PLC ("WPP)

WPP to acquire majority interest in Ogilvy South Africa

WPP announces that it has agreed to acquire a majority stake in Ogilvy South Africa (Pty) Limited (“Ogilvy SA”), subject to obtaining regulatory approvals. Ogilvy SA and its group companies form part of the Ogilvy Worldwide network.

Ogilvy SA is a leading communications group in South Africa and provides a diverse range of services to clients including advertising, digital and interactive, activation, promotions, internal marketing, CRM, shopper marketing, PR, channel planning and relationship marketing.

Established in 1984, Ogilvy SA has offices in Johannesburg, Cape Town and Durban and employs more than 700 people. In 2010, it was awarded the AdReview Ad Group of the Year.  Key clients and partners include BP, Cell C, KFC, MultiChoice and SAB Miller.

Ogilvy SA's audited consolidated revenues for the year ended 31 December 2009 were Rand 411.7 million, with gross assets at the same date of Rand 422 million.

This investment continues WPP’s strategy of investing in fast growing markets and sectors and its commitment to developing its businesses throughout the African markets. Collectively the Group employs more than 20,000 people on the Continent, generating revenues of around $500 million. These latest initiatives follow last year's announcements of Ogilvy's joint venture with African marketing services company, Scangroup, in sub-Saharan Africa and the expansion of the TNS Africa network through the acquisition of a majority stake in RMS in West and Central Africa.

These are further steps towards WPP's declared goal of developing its businesses in the growing economies of Africa, as well as Asia Pacific, Latin America, the Middle East and Central/Eastern Europe.

Contact:
Feona McEwan, WPP	+44 (0)20 7408 2204